================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                                1-11688
                                                        (Commission File Number)

                             ----------------------

                            American Re Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

                             555 College Road East
                          Princeton, New Jersey 08543
                                 (609) 243-4200
   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

         American Re Capital - 8.5%                 American Re Corporation
    Cumulative Quarterly Income Preferred         10 7/8% Senior Subordinated
      Securities (and the Guarantee by                Debentures due 2004
American Re Corporation with respect thereto)
--------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [X]               Rule 12h-3(b)(1)(ii)       [_]
Rule 12g-4(a)(1)(ii)       [_]               Rule 12h-3(b)(2)(i)        [_]
Rule 12g-4(a)(2)(i)        [_]               Rule 12h-3(b)(2)(ii)       [_]
Rule 12g-4(a)(2)(ii)       [_]               Rule 15d-6                 [_]
Rule 12h-3(b)(1)(i)        [_]

Approximate number of holders of record as of the certification or notice date:
                                    One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, American Re Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 26, 1996               By: /s/ ROBERT K. BURGESS
                                         ---------------------------------------
                                          Robert K. Burgess
                                          Senior Vice President, General Counsel
                                          and Secretary